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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Dated July 3, 2002



                                   QIAGEN N.V.



                                 Spoorstraat 50
                                  5911 KJ Venlo
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

        Form 20-F  X     Form 40-F
                  ---               ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

        Yes              No    X
            ---               ---



                                Page 1 of 6 Pages

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                                   QIAGEN N.V.
                                    Form 6-K

On June 26, 2002, QIAGEN N.V. determined to dismiss its independent auditors, Arthur Andersen LLP. This determination followed QIAGEN's decision to seek proposals from independent accountants to audit the financial statements of QIAGEN for the fiscal year ended December 31, 2002. The dismissal of Arthur Andersen LLP was approved by QIAGEN's Supervisory Board, Audit Committee and Managing Board.

The audit reports of Arthur Andersen LLP on the consolidated financial statements of QIAGEN as of and for the fiscal years ended December 31, 2001 and December 31, 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years of QIAGEN ended December 31, 2001 and December 31, 2000 and through June 28, 2002, there were no disagreements between QIAGEN and Arthur Andersen LLP on any matter or accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen LLP's satisfaction, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreement in connection with its reports.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the two most recent fiscal years of QIAGEN ended December 31, 2001 and December 31, 2000 or through June 28, 2002. The Company provided Arthur Andersen LLP with a copy of the foregoing disclosures. Attached, as
Exhibit 16, is a copy of Arthur Andersen's letter, dated July 3, 2002, stating its agreement with such statements.

Also on June 28, 2002, QIAGEN engaged the services of Ernst & Young LLP as its new independent auditors. The appointment of Ernst & Young LLP was approved by QIAGEN's Supervisory Board, Audit Committee and Managing Board, who had been authorized to make such appointment by QIAGEN's shareholders at QIAGEN's Annual General Meeting held on June 14, 2002. Ernst & Young LLP will audit the financial statements of QIAGEN for the fiscal year ended December 31, 2002.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             QIAGEN N.V.


                                             By: /s/ Peer M. Schatz
                                                 ------------------
                                                 Peer M. Schatz
                                                 Chief Financial Officer

Date: July 3, 2002


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                                  Exhibit Index

Exhibit Number

16 Letter from Arthur Andersen LLP regarding change in independent public accountant

99       Press release date July 1, 2002